INVEST IN **OBJECTIVE REALITY INC.**

The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop



Web3 Ecosystem Powered By Evergrow Coin
New VR Games Every Month No Downloading No Per-Game Fee
Virtual Cloud PC With Highest Gaming Specs
The Abstract
Tournaments Competitions Play-To-Earn Gaming
Social VR World
BLOCKCHAIN
FOOD DELIVERY
The VR Arcade In The Cloud

objectiverealitygames.com Chillicothe OH

Software Technology Entertainment Saas Games

LEAD INVESTOR

Brandon Witters

I am investing in this project because I believe the technology has great potential to transform the way we interact with virtual worlds. There are endless applications from entertainment, productivity, and finance. This companies partnership with Evergrow will be a first to combine cryptocurrency with functional utilities and an actual metaverse. The ability to allow processing power to be relegated to the cloud is game changing and very useful in this age of semiconductor shortages and high GPU prices.

Invested $10,000 this round

Highlights

1. Unlimited Gaming Power Without The Expensive Hardware
2. 100s Of New High Quality VR Titles Without The Need To Download Or Purchase
3. Tournaments, Competitions, And Weekly Challenges
4. Exclusive Partnership With EverGrow Coin Offering A Robust In-World Economy

4. Exclusive Partnership With EverGrow Coin Offering A Robust In-World Economy

5. Virtual Social Spaces, VR Game Content, And Shopping, All Built Into One Cloud World

Our Team

Our Team



Colin Rose CEO - Objective Reality

Founder and co-owner of Objective Reality. Recognised as a leading authority on the gamification of VR for education and therapy, resulting in several news interviews and speaking engagements.

> As a substance abuse professional and someone who is in long term recovery, I know how important connection is in tough times. Feeling isolated as we all did through 2020 led to skyrocketing addiction and suicide rates. Connecting in VR and the community we created, was able to help so many not feel so alone. Scaling what we build just feels right.



Sara Rose Chief Marketing Officer

Overseen our growing social presence as well as a critical piece of our glowing online reviews and customer interactions.



Johnny Albaugh Lead Programmer

As a leading programmer in the VR space, the programming of our randomizing AI, is key to the realism and immersion that will drive our company forward into the cloud computing space.



Frances Demuth Head of Level Design

Lead Level designer of The Deed of Deception. Tackling the challenges of designing levels where the entire gameplay is randomized. Highlighting exceptional dedication and talent. While also filling in the graphic art department when needed.



Alyssa Hussong Lead Artist

Lead artist of the Deed of Deception. Alyssa is also a great storyteller and integral member in the creation of all of Objective Reality's projects.

Pitch


Objective Reality, Inc.
What Is YOUR Reality?
The Abstract
Objective Reality



At-Home VR Gaming Is Expensive

- High-End VR Gaming Set Ups Can Cost Upwards Of $5000
- Silicone Shortages Making GPUs Scarce And Overpriced, Out Of Reach For The Average Gamer
- The Stand-Alone VR Headset gamer is missing the excitement and social interaction of the brick-and-mortar VR arcade
- Little to no competitive engagement for the at-home VR gamer

The VR Arcade Of The Cloud

- Eliminates the need for an expensive gaming machine entirely
- Delivering the competitive engagement of the brick-and-mortar arcade
- Built in social spaces for community and social interaction
- Cryptocurrency integration creates an innovative way to reward users for competitions, play-to-earn gaming
- By leveraging a unique feature of our exclusive currency, EverGrow Coin, we are able to gamify crypto investment and saving while also incentivizing users to play more to earn more “reflections” (percentages of liquidity pool transactions)

The Market

As Successful Brick-And-Mortar VR Arcade Owners, We Understand The VR Gaming Industry. We Know What Games People Want To Play And **More Importantly**, We Have The Connections In The Industry To License And Deliver The Content. While At The Same Time Uniquely Engaging Our Community Through Competitions, Tournaments, And Social Forums.

- The VR At-Home Gaming Market Is A $1.6B Industry. Projected To Be $20B By 2027
- 40M Headsets In Homes Today
- Roughly 2M Early Adopting Competitive VR Gamers
- The Abstract Will Be Ready To Sustain VR Retail And Shopping Through Our Crypto Integration. Giving A Realisitc “Metaverse” Experience, Today
- One Of The First Web3 Platforms Pushing Cloud And Edge Computing Into The Future. Making The Abstract Endlessly Scalable And Exponentially Profitable

The Word Is Getting Out!



WAIT LIST
Wait List
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November 21'
December 21'
January 22'
February 22'



BETA TESTERS
Beta Testers
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40
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0
10
45
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NOVEMBER 21'
DECEMBER 21'
JANUARY 22'
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- Started with 10 beta testers in November
- As of February 15th, 175 total beta testers
- 20,000 on our partner discord signed up to join once we launch

Bringing The Location Based VR Experience To The Cloud

- Years of experience in the Location based VR business(LBVR)
- Hundreds of 5-star reviews demonstrate our industry expertise
- Relationships with multiple developers providing endless cutting-edge content
- Established VR game design studio with multiple software projects. Our award-winning game, The Deed of Deception available on Steam now.
- CEO, Colin Rose, multiple speaking engagements highlighting industry experience and vision while as a substance abuse counsellor, bringing a unique sociological perspective to the therapeutic aspects of social VR engagement.

How Do We Make Money?!

- Subscription based service. Profitable today with our current price point of $35 monthly.
- Scaling nationwide brings that cloud computing cost per user down to our target $10 monthly. Estimated 50k users will get us to that price point.
- Virtual billboards throughout the social hubs available for purchase
- 3% Transaction fees for transfer from FIAT to EGC / EGC to other crypto/FIAT

5 YEAR FORECAST
Cashflow Positive in 12mo

Month	Cash on Hand
Q1 2022	10,000.00
Q2 2022	8,055.00
Q3 2022	(196,945.00)
Q4 2022	(46,945.00)
FY2023	1,594,355.00
FY2024	34,294,355.00
FY2025	74,339,855.00
FY2026	125,749,605.00
FY2027	205,615,355.00



$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$-
$(50,000,000)
AXIS TITLE

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY2023	FY2024	FY2025	FY2026	FY2027
Below Minimum	$-	$-	$(196,945.	$(46,945.0	$-	$-	$-	$-	$-
Not Below Minimum	$10,000.00	$8,055.00	$-	$-	$1,594,355	$34,294,35	$74,339,85	$125,749,6	$205,615,3

Forward looking projections cannot be guaranteed.

Team



Sara Rose
CMO

Successfully running the marketing and SEO for a successful brick-and-mortar VR arcade for over 3 years. 10 years of experience in hospitality
Education
PRCTC
Culinary Arts

Colin Rose
CEO

Over 15 years experience owning and managing small business. 4 years running a successful brick-and-mortar VR business.
Education:
Ohio University
Health Service Admin

Alyssa Hussong
Lead Artist

5 years of experience in game design. Head of artistic design for The Deed of Deception. 3 years in VR game design.
Education:
Shawnee State University
Graphic Design

Johnny Albaugh
CTO

3 years experience in VR game design. Head of programming for The Deed of Deception. Created an innovative randomizing AI.
Education
Ohio State University
Computer Engineering

Frances Demuth
Senior Level Design

3 years experience in VR game design. Senior level design for The Deed of Deception.
Education
Kent State University
Computer Engineering

9

What we need

- 4.5m Valuation
- $1m Seed Round
- This is for engineers and marketing
- Will provide 18 months of runway and nationwide launch by end of Q2 2022
- Series A ready by Q3 2022

10

Dive Deeper Into Our Origin Story

As a small business owner in some of the most trying times our economy has faced in recent memory, we had to think outside the box. The pandemic and the impact of social distancing lingers through today. When we opened our doors in October of 2019. We had no idea in less than 6 months the whole world would be shut down. Our arcade business that relied on in person interaction, frozen. Even as the world started to slowly come back to life, no one was thinking about going to an arcade. We had to think of some way to bring this business back to life, and fast.

In 2021 we had to decide how we would survive when no one was coming into our store. We either needed to give up or think of a new revenue stream. So, we used our $60k+ in high end PCs and we started a software design studio. We were not programmers, not graphic artists, not developers of any kind. We were just tenacious small business owners, refusing to watch our business die. Partnering with universities here in Ohio, we brought on talent from all over the country. Designing our first project, the virtual classroom. Connecting the at-home student to the e=based classroom. Virtually separating the student from the dining room table. Transporting them back to schoole and in the right mindset to learn. Eliminating all the distractions in the home. Using that momentum, our team went on to create our first VR gaming title, The Deed of Deception, out now on Steam. Winning steams greenlight award and received with glowing reviews.

Our newest project repurposed some of our code and experience from our VR classroom, creating a cloud streaming service in early-stage testing today, which secured us a formal engagement from one of the leading venture capital groups in Ohio. None of this would have been possible had we not been able to sit down and take a hard look at our business and pivot in 2020. We were able to turn some of our darkest days into inspiration that shows nothing is impossible. My husband (co-founder and part-time substance abuse counsellor) is someone in long term recover from opiate addiction and today we use our story and our business to show others struggling with addiction, not to give up. Don't let your past define you. Our company was recently valued at $4.5 million dollars. We are on the verge of launching our streaming service nationwide, and this time last year, we were researching bankruptcy laws. Never give up on your dreams. Life is CRAZY ...Awesome :)

Objective Reality In The News

Objective Reality Using VR To Treat Substance Use Disorder
https://www.10tv.com/article/news/local/chillicothe-virtual-reality-shop-offers-outlet-those-battling-addiction-2020-feb/530-f2c3b66e-bfc0-4ac6-ae75-3edf7a0b5ca5

Students Test First Ever VR Classroom
https://www.10tv.com/article/news/local/chillicothe-students-test-out-virtual-reality-classroom/530-2ea439f9-bea9-4e2c-9fee-92415a28084d

CEO Colin Rose Speaks At The VRAR Education Forum On The Future Of VR In Education
https://www.youtube.com/watch?v=4Ngg66 OLk&t=407s

CEO Colin Rose Interviewed By Lifewire Magazine On The Future Of VR In Travel
https://www.lifewire.com/how-vr-could-be-the-future-of-travel-5116195

Objective Reality's First VR Game Is Live On Steam!
https://store.steampowered.com/app/1488160/The_Deed_of_Deception/